SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                            Loehmann's Holdings Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    540411501
                                 (CUSIP Number)

                              Eric S. Wagner, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                                 (212) 986-6000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 1, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Christian Leone

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  596,895

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  596,895

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  596,895

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.87%

14.      TYPE OF REPORTING PERSON*
                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  LCG Holdings, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  596,895

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  596,895

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  596,895

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.87%

14.      TYPE OF REPORTING PERSON*
                  HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Luxor Capital Group, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  281,566

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  281,566

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  281,566

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.18%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Luxor Capital Partners, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  281,566

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  281,566

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  281,566

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.18%

14.      TYPE OF REPORTING PERSON*
                  PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Luxor Management LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  315,329

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  315,329

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  315,329

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.69%

14.      TYPE OF REPORTING PERSON*
                  OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Luxor Capital Holdings, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  315,329

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  315,329

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  315,329

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.69%

14.      TYPE OF REPORTING PERSON*
                  PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Luxor Capital Partners Offshore, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  315,329

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  315,329

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  315,329

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.69%

14.      TYPE OF REPORTING PERSON*
                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Schedule 13D related to the shares of Common Stock (as defined below) held by the Reporting Persons (as defined below). The Reporting Persons had previously filed a Schedule 13G on June 23, 2003, as amended on May 4, 2004.

ITEM 1.  Security and Issuer.

     This statement relates to the shares of common stock, $.01 par value, ("Common Stock") of Loehmann's Holdings Inc. (the "Issuer"). The Issuer's principal executive office is located at 2500 Halsey Street, Bronx, New York 10461.

ITEM 2.  Identity and Background.

     (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

     - Christian Leone, a United States Citizen ("Leone").

     - LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings").

     - Luxor Capital Group, LLC, a Delaware limited liability company ("LCG Capital Group").

     - Luxor Capital Partners, LP, a Delaware limited partnership ("Domestic Fund").

     - Luxor Management, LLC, a Delaware limited liability company ("Luxor Management").

     - Luxor Capital Holdings, LP, a Delaware limited partnership ("Luxor Capital Holdings").

     - Luxor Capital Partners Offshore, Ltd., a Cayman Island exempted company ("Offshore Fund").

     Mr. Leone is the sole member and manager of LCG Holdings. LCG Holdings is the manager of Luxor Capital Group, the general partner of the Domestic Fund. LCG Holdings is also the manager of Luxor Management, the general partner of Luxor Capital Holdings. Luxor Capital Holdings is the investment manager of the Offshore Fund.

     LCG Holdings and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Domestic Fund and the Offshore Fund. Luxor Management may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Offshore Fund.

     The business address of each of Mr. Leone, LCG Holdings, Luxor Capital Group, the Domestic Fund, Luxor Management and Luxor Capital Holdings is 599 Lexington Avenue, 35th Floor, New York, New York 10022.

     The business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman Islands.

     Mr. Leone's principal occupation is serving as the sole member and manager of LCG Holdings.

     The principal business of LCG Holdings is serving as the manager of each of Luxor Capital Group and Luxor Management.

     The principal business of Luxor Capital Group is serving as the general partner of the Domestic Fund.

     The principal business of Luxor Management is serving as the general partner of Luxor Capital Holdings.

     The principal business of Luxor Capital Holdings is providing investment management services.

     The principal business of each of the Domestic Fund and Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The Directors and Executive Officers of the Offshore Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

     (d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Domestic Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS                         AMOUNT OF FUNDS
Working Capital                         $4,369,096 (including commissions)

     The source and amount of funds used by the Offshore Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                         AMOUNT OF FUNDS
Working Capital                         $4,277,351 (including commissions)


ITEM 4.  Purpose of Transaction.

     The Reporting Persons believe the consideration offered in the Agreement and Plan of Merger, dated as of April 22, 2004, by and among the Issuer, Design Apparel Holding Company and DAH Merger Corporation (the "Merger Agreement"), is inadequate and that the shares of Common Stock have a greater value than the $23.00 per share in cash currently being offered to the Issuer's shareholders. The Reporting Persons, as further set forth in a letter sent by the Reporting Persons to the Issuer contemporaneously with this filing, which letter is attached as an exhibit hereto and incorporated in Item 7 by reference, believe the Board of Directors and Special Committee tasked with representing the interests of shareholders, failed in exercising their fiduciary duties. Accordingly, the Reporting Persons may contact other shareholders of the Issuer regarding, among other things, the proposed merger. Moreover, while no definitive determination has yet been made, the Reporting Persons may decide to vote against the transactions contemplated by the Merger Agreement and may seek appraisal of the fair value of their shares of Common Stock. The Reporting
Persons have also had discussions with the Issuer's management, financial advisors and directors regarding these issues.

     All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Moreover, the Reporting Persons reserve the right to object to any settlement reached between the Issuer and other shareholders objecting to any terms of the Merger.

ITEM 5.  Interest in Securities of the Issuer.

     (a) The Reporting Persons beneficially own:

          (i) The Domestic Fund beneficially owns 281,566 shares of Common Stock, which represents 4.18% of all of the outstanding shares of Common Stock.

     Luxor Capital Group, as the general partner of the Domestic Fund, may be deemed to beneficially own the shares of Common Stock held by the Domestic Fund.

          (ii) The Offshore Fund beneficially owns 315,329 shares of Common Stock, which represents 4.69% of all of the outstanding shares of Common Stock.

     Luxor Capital Holdings, as the investment manager of the Offshore Fund, may be deemed to beneficially own the shares of Common Stock held by the Offshore Fund.

          (iii) LCG Holdings and Mr. Leone may each be deemed to be the beneficial owners of the shares of Common Stock held by the Domestic Fund and Offshore Fund.

          (iv) Luxor Management may be deemed to be the beneficial owner of the shares of Common Stock held by the Offshore Fund.

          (iv) Collectively, the Reporting Persons beneficially own 596,895 shares of Common Stock, which represents 8.87% of all of the outstanding shares of Common Stock.

     (b) Luxor Capital Group and the Domestic Fund have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by the Domestic Fund. Mr. Leone and LCG Holdings may be deemed to indirectly have shared power with Luxor Capital Group and the Domestic Fund to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by the Domestic Fund.

     Luxor Capital Holdings and the Offshore Fund have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by the Offshore Fund. Mr. Leone, LCG Holdings and Luxor Management may be deemed to indirectly have shared power with Luxor Capital Holdings and the Offshore Fund to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by the Offshore Fund.

     (c) No transactions were effected by the Reporting Persons in the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Directors and Executive Officers of the Offshore Fund

     Exhibit B - Joint Filing Agreement

     Exhibit C - Letter from Reporting Persons to Issuer, dated July 9, 2004

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  July 9, 2004

                  LUXOR CAPITAL PARTNERS, LP
                  By: Luxor Capital Group, LLC, as General Partner
                           By: LCG Holdings, LLC, as Manager


                                    By: /s/ Christian Leone, Manager
                                        ----------------------------
                                            Christian Leone, Manager


                  LUXOR CAPITAL GROUP, LLC
                  By: LCG Holdings, LLC, as Manager


                           By: /s/ Christian Leone, Manager
                               ----------------------------
                                   Christian Leone, Manager


                  LCG HOLDINGS, LLC


                  By: /s/ Christian Leone, Manager
                      ----------------------------
                          Christian Leone, Manager


                  LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
                           By: Luxor Capital Holdings, LP, as Investment Manager
                                   By: Luxor Management, LLC, as General Partner
                                            By: LCG Holdings, LLC, as Manager


                                                By: /s/ Christian Leone, Manager
                                                    ----------------------------
                                                        Christian Leone, Manager


                  LUXOR CAPITAL HOLDINGS, LP
                           By: Luxor Management, LLC, as General Partner
                                    By: LCG Holdings, LLC, as Manager


                                        By: /s/ Christian Leone, Manager
                                            ----------------------------
                                                Christian Leone, Manager


                  LUXOR MANAGEMENT, LLC
                  By: LCG Holdings, LLC, as Manager


                       By: /s/ Christian Leone, Manager
                           ----------------------------
                               Christian Leone, Manager


                  /s/ Christian Leone
                  ----------------------------
                      Christian Leone

                                    EXHIBIT A

    DIRECTORS AND EXECUTIVE OFFICERS OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


1.       Don M. Seymour
         dms Management Ltd.
         P.O. Box 31910 SMB
         British American Centre, Tower 3
         Dr. Roy's Drive
         George Town, Grand Cayman
         Cayman Islands

     Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to private investment companies.

2.       Aldo Ghisletta
         dms Management Ltd.
         P.O. Box 31910 SMB
         British American Centre, Tower 3
         Dr. Roy's Drive
         George Town, Grand Cayman
         Cayman Islands

     Mr. Ghisletta is an employee of dms Management Ltd., a company that provides administrative services to private investment companies.

3.       Christian Leone (See Item 2)

                                    EXHIBIT B
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Loehmann's Holdings Inc. dated July 9, 2004, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  July 9, 2004


                  LUXOR CAPITAL PARTNERS, LP
                  By: Luxor Capital Group, LLC, as General Partner
                           By: LCG Holdings, LLC, as Manager


                                    By: /s/ Christian Leone, Manager
                                        ----------------------------
                                            Christian Leone, Manager


                  LUXOR CAPITAL GROUP, LLC
                  By: LCG Holdings, LLC, as Manager


                           By: /s/ Christian Leone, Manager
                               ----------------------------
                                   Christian Leone, Manager


                  LCG HOLDINGS, LLC


                  By: /s/ Christian Leone, Manager
                      ----------------------------
                          Christian Leone, Manager


                  LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
                           By: Luxor Capital Holdings, LP, as Investment Manager
                                 By: Luxor Management, LLC, as General Partner
                                            By: LCG Holdings, LLC, as Manager


                                                By: /s/ Christian Leone, Manager
                                                    ----------------------------
                                                        Christian Leone, Manager


                  LUXOR CAPITAL HOLDINGS, LP
                           By: Luxor Management, LLC, as General Partner
                                    By: LCG Holdings, LLC, as Manager


                                        By: /s/ Christian Leone, Manager
                                            ----------------------------
                                                Christian Leone, Manager


                  LUXOR MANAGEMENT, LLC
                  By: LCG Holdings, LLC, as Manager


                       By: /s/ Christian Leone, Manager
                           ----------------------------
                               Christian Leone, Manager


                  /s/ Christian Leone
                  ----------------------------
                      Christian Leone

                                    EXHIBIT C


                                [LCG Letterhead]

July 9, 2004

The Board of Directors
Loehmann's Holdings Inc.
2500 Halsey Street
Bronx, NY 10461

Re: Proposed Merger (the "Merger")


Ladies and Gentlemen:


     I am writing to inform you that we believe the board of directors and special committee tasked with representing the interests of shareholders, failed in their fiduciary duties, and that the proposed consideration of $23 per share currently offered in the merger is a significant discount to a fair offer. Specifically, we feel the board and special committee failed to perform their responsibilities in each of the following circumstances:


     (i) Allowing a sale that was in the interest of a minority group of holders, namely Robert Friedman (President and CEO) and Robert Glass (COO, CFO and Secretary). As detailed in the preliminary proxy filed May 27, 2004:


     "Messrs. Friedman and Glass advised the board that should the board of directors determine to pursue a sale of Loehmann's as a strategic alternative, such sale would help to address an issue with respect to stock options facing the company, its stockholders and many of its key employees. In that regard, the board was aware of the fact that a relatively large number of Loehmann's options held by senior management and other employees were either vested or would be vesting in the summer of 2004 and that the exercise of these options and possible subsequent sale of the underlying shares could depress the price of Loehmann's shares given the low trading volume and illiquidity of the Loehmann's common stock. Accordingly, it could be difficult for such optionsholders to realize the full value of their options and if a significant number of such optionsholders attempted to dispose of the shares underlying such options at the same time resulting in a decrease in Loehmann's share price, it would be detrimental to all Loehmann's stockholders."

     We believe management's interest in a sale simply exemplifies enhancement of their personal wealth, rather than maximization of value for all holders. Furthermore, this transaction allows management to immediately vest all options cashing-out a large portion of their substantial stake while retaining ownership in the private company at a time when current holders will be excluded by virtue of the deal structure. We believe that although the board and special committee were tasked with protecting the interests of all holders, it is clear they abandoned this in order to placate management.

     (ii) Allowing the process to be pre-empted. Entering an exclusivity period served the interests of Crescent, the investment firm proposing to acquire Loehmann's, as it prevented other firms from considering a transaction and potentially bidding. As noted in the Form SC 13EC filing on May 27, 2004, "PJSC also had conversations with selected other financial buyers." (PJSC is Peter J. Solomon, financial advisor retained by Loehmann's.) We are curious as to who was "selected" since our contacts at middle market, private equity firms certainly were not. Additionally, we find it a failure that strategic buyers were not solicited.

     (iii) Failing to win, or attempting to advocate for, an adequate control premium. Premium relative to the offered price of $23 was 5.7% above the prior day's close of $21.75. The proposed transaction comes at a time in which the benefits of a recently begun growth initiative, which we believe to be of extended duration, became apparent in very strong first quarter performance. This growth initiative is clearly positive for shareholders. Additionally, this follows a period of retrenchment, which we patiently waited through, on the belief we would later be beneficiaries. We do not find the timing of the proposed transaction to be simply coincidental. Furthermore, we believe that prior market transactions and the value of control necessitate awarding of a premium in the 30-50% range.


     (iv) Failing to explore alternative actions and/or transactions. We believe other paths were available for management to increase liquidity and trading volume. Namely, holding conference calls with investors, and working with sellside analysts and attending investor conferences to disseminate information and increase investor interest. Management chose to not pursue, or pursue only in limited fashion, such actions over time, although such actions were advocated by shareholders. We also note that the board failed to properly monitor management over time and force them to act for the benefit of shareholders. We believe the lack of liquidity in Loehmann's equity was a direct result of Robert Friedman and Robert Glass not meeting their duties as managers of a public company.


     (v) Failing to account for value creation due to expected future growth. Accounting for growth seems logical when entertaining a valuation exercise. Most investors would agree that growth is a good thing and should increase value. However, the special committee and board choose to view growth as a risk factor, as detailed in the preliminary proxy, filed May 27, 2004:


     "Because of the risks and uncertainties associated with Loehmann's future growth prospects, the special committee and the board of directors concluded that this detriment was not quantifiable. The special committee and the board of directors also concluded that providing Loehmann's stockholders the opportunity to sell their shares at a fair price now was preferable to remaining an independent public company in which the holders of such stock would have a speculative potential for future gain."


     This is an improper valuation methodology as it is a requirement for current shareholders to be compensated for giving up the potential benefits of future growth. This is simply illogical; we find no possible rationale for determining growth to be a "detriment." Such flawed reasoning represents a clear failure on the part of the special committee and an attempt to misappropriate future value from current shareholders.

     (vi) Use of flawed comparable company analysis and flawed return analysis to justify the price offered. We acknowledge that Loehmann's operates in a unique niche making it difficult for direct comparisons. Nevertheless, many of the companies selected are clearly not comparable as they do not focus on the same higher-end niche or do not have the potential for growth of Loehmann's. Others were in the process of emerging from a period of financial problems at the time of the analysis making them questionable comparables, as best. Furthermore, return analysis is predicated on financial projections and exit multiples that we believe are materially lower than what could realistically be realized in the market. For the above reasons, we find the assessment to be incorrect, or of very limited value, and a flawed analysis that improperly indicates the proposed transaction is fair.


     As such, we seek to initiate negotiations to arrive at a materially higher price and we welcome contact via phone or letter. Should such discussions not occur, or not yield an acceptable outcome, we intend to seek appraisal of the fair value of our shares. Accordingly, we have retained counsel and may contact other shareholders of Loehmann's regarding, among other things, the proposed merger and its flaws as outlined above.



Sincerely,


/s/ Christian Leone

Christian Leone